No. 82-34703

Renewal No.26

FORM 45-102F3
SECURITIES ACT

Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102 Resale of Securities



SUPPL
RECEIVED
AUG 2 6 2003
188

1. **Name and address of the reporting issuer:**

   Prima Developments Ltd.
   Suite 200 – 20351 Duncan Way
   Langley, B.C.
   V3A 7N3
   (604) 532 – 5311



03029557

2. **Date and jurisdictions where issuer became a reporting issuer:**

   Date: November 26, 1999 **Jurisdiction:** British Columbia

3. **Name and address of the selling security holder:**

   Roland Langset
   c/o Suite 200 – 20351 Duncan Way
   Langley, B.C.
   V3A 7N3



PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title):**

   Yes – President and Director

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder:**

Designation of Security	Number of Securities Owned
Common shares	6,891,158

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.**

Designation of Security	Number of Securities to be Sold
Common shares	200,000

dlw 8/27

Renewal No.26

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the Issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control person.**

Roland J. Langset, the President and Director of the reporting issuer, is the beneficial owner of 6,891,158 common shares of the reporting issuer. Mr. Langset also controls or exercises direction over an additional 4,763,642 common shares of the reporting issuer held by Commonwealth Enterprise Fund, a private investment club, of which Mr. Langset is the managing director.

8. **The securities will be sold on an exchange.**

Canadian Venture Exchange.

9. **The Proposed date of sale or date of commencement of sale:**

August 07, 2001

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

N/A

10. **If this Form is not an initial filing, provide the following information:**

(a)	date of filing of initial Form 45-102F3	July 31, 2001
(b)	date of the most recently filed renewal Form 45-102F3	July 15, 2003
(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	200,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	61,100
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	N/A
(f)	number of securities remaining for sale	138,900

Renewal No.26

DECLARATION, CERTIFICATE and UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1) declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2) declares that to the best of the selling security holder's information and belief:

(a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade,

(b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith, and

(c) the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and other conditions of the applicable subsection of that section have been met;

(3) undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade.;

(4) undertakes that this Form will be renewed and filed on the 60th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5) certifies that the information given in the answers to the questions in this Form are true.

DATED at Vancouver, B.C. this 12th day of August, 2003.

Roland Langset

Name of Selling Security Holder *(please print)*



By:

Signature of selling security holder, and if a company, Signature of authorised signatory

President

Name and office of authorised signatory *(please print)*

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

No. 82-34703

Back 2003-08-15, 12:25:13, EDT

Insider: Smith.D **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		205876	2003-08-08	10 - Acquisition or disposition in the public market	-700	205176

No. 82-34703

Back 2003-08-15, 14:50:55, EDT

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	CommonWealth Enterprise Fund Inc.	4763642	2003-08-08	10 - Acquisition or disposition in the public market	700	4764342

No. 82-34703

Back 2003-08-15, 14:47:55, EDT

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		4763642	2003-08-08	10 - Acquisition or disposition in the public market	700	4764342